UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Interim consolidated financial statements

June 30, 2019 and 2018

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar—Torre A

04711-904—São Paulo/SP—Brasil

Caixa Postal 79518—CEP 04707-970—São Paulo/SP—Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ Report on Review of Interim Financial Information

To the Management, Board of Directors and Shareholders of

Cosan Limited

Bermudas

Introduction

We have reviewed the accompanying June 30, 2019 consolidated interim financial information of Cosan Limited (“the Company”), which comprises the consolidated statement of financial position as at June 30, 2019 and the respective consolidated statements of profit or loss and comprehensive income for the three and six-month periods then ended and the consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2019, and the notes to the interim financial information.

Management is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410—Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying June 30, 2019 consolidated interim financial information do not present fairly, in all material respects, the financial position, financial performance and cash flows of the entity in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, August 15, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	5.1	5,002,763	3,621,798
Marketable securities	5.2	2,204,385	4,202,835
Trade receivables	5.3	2,064,415	1,545,643
Derivative financial instruments	5.8	158,637	181,815
Inventories	7	808,710	716,290
Receivables from related parties	5.4	51,842	44,680
Income tax receivable		198,085	279,157
Other current tax receivable	6	900,110	796,199
Dividends receivable		36,642	27,320
Other financial assets		70,631	—
Other current assets		456,041	543,853

Total current assets		11,952,261	11,959,590
Trade non-current receivables	5.3	31,395	42,549
Restricted cash	5.2	167,820	115,124
Deferred tax assets	13	1,665,535	1,540,693
Receivables from related parties	5.4	90,097	90,390
Income taxes receivable		258,437	260,330
Other non-current tax receivable	6	828,451	851,492
Judicial deposits	14	932,855	878,807
Other financial assets		72,023	—
Derivative financial instruments	5.8	3,059,721	2,367,042
Other non-current assets		549,026	407,916
Investments in associates	8.1	373,526	378,519
Investments in joint ventures	9	7,580,406	8,077,907
Right-of-use assets	10.3	1,674,828	—
Property, plant and equipment	10.1	11,852,286	12,417,822
Intangible assets and goodwill	10.2	16,903,170	16,972,535

Total non-current assets		46,039,576	44,401,126

Total assets		57,991,837	56,360,716

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2019	December 31, 2018
Liabilities
Loans, borrowings and debentures	5.5	2,982,702	2,115,305
Leases	5.6	198,537	120,491
Derivative financial instruments	5.8	192	3,880
Trade payables	5.7	2,046,251	1,923,920
Employee benefits payable		300,916	339,968
Income tax payables		206,580	36,164
Other taxes payable	12	383,046	245,587
Dividends payable		38,881	187,415
Concessions payable	11	9,530	28,797
Payables to related parties	5.4	392,350	355,971
Deferred revenue		7,548	9,473
Other financial liabilities		397,526	455,702
Other current liabilities		299,049	418,145

Total current liabilities		7,263,108	6,240,818
Loans, borrowings and debentures	5.5	21,503,702	20,459,008
Leases	5.6	1,730,829	432,859
Preferred shareholders payable in subsidiaries		887,602	1,097,490
Derivative financial instruments	5.8	44,204	21,834
Other taxes payable	12	158,515	154,599
Provision for legal proceedings	14	1,439,212	1,363,168
Concessions payable	11	3,299,317	3,179,771
Post-employment benefits	22	592,858	579,870
Deferred tax liabilities	13	4,111,583	4,093,019
Deferred revenue		38,889	42,044
Other non-current liabilities		730,104	726,880

Total non-current liabilities		34,536,815	32,150,542

Total liabilities		41,799,923	38,391,360

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		2,017,154	3,112,274
Accumulated other comprehensive loss		(703,496)	(587,173)
Retained earnings		3,986,003	4,083,974
Profit for the period		398,617	—

Equity attributable to:
Owners of the Company		5,703,606	6,614,403
Non-controlling interests	8.2	10,488,308	11,354,953

Total shareholders’ equity		16,191,914	17,969,356

Total shareholders’ equity and liabilities		57,991,837	56,360,716

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of profit or loss

and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Net sales	17	5,072,859	9,793,071	4,074,491	7,617,919
Cost of sales	18	(3,477,346)	(6,946,673)	(2,913,297)	(5,425,976)

Gross profit		1,595,513	2,846,398	1,161,194	2,191,943

Selling expenses	18	(267,905)	(531,927)	(247,532)	(492,601)
General and administrative expenses	18	(282,696)	(541,181)	(236,354)	(449,705)
Other income (expenses), net	19	3,384	(1,684)	(20,859)	(43,520)

Operating expenses		(547,217)	(1,074,792)	(504,745)	(985,826)

Profit before equity in earnings of investees, financial results and taxes		1,048,296	1,771,606	656,449	1,206,117

Interest in earnings of associates	8	7,086	(19,712)	18,444	15,638
Interest in earnings of joint ventures	9	58,410	362,243	50,457	348,113

Equity in earnings of investees		65,496	342,531	68,901	363,751
Finance expense		(1,122,793)	(1,930,174)	(512,419)	(1,012,302)
Finance income		192,074	318,870	158,242	347,090
Foreign exchange, net		178,257	107,113	(1,391,779)	(1,467,735)
Derivatives		436,709	665,811	1,002,121	868,433

Finance results, net	20	(315,753)	(838,380)	(743,835)	(1,264,514)
Profit (loss) before taxes		798,039	1,275,757	(18,485)	305,354

Income tax (expenses), benefits	13
Current		(253,209)	(405,479)	(36,198)	16,187
Deferred		(4,167)	66,814	36,516	(98,921)

		(257,376)	(338,665)	318	(82,734)

Profit (loss) for the period		540,663	937,092	(18,167)	222,620

Cosan Limited

Consolidated statement of profit or loss

and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan	—	(2)	(988)	(1,042)

	—	(2)	(988)	(1,042)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect	(19,152)	(52,246)	(196,176)	(220,023)
Gain / (loss) on cash flow hedge in joint ventures	27,957	(151,920)	(87,271)	(83,954)
Changes in fair value of financial assets	65	75	21	53

	8,870	(204,091)	(283,426)	(303,924)
Total other comprehensive (loss) income, net of tax	8,870	(204,093)	(284,414)	(304,966)

Total comprehensive income	549,533	732,999	(302,581)	(82,346)

Total net income attributable to:
Owners of the Company	208,401	398,617	22,683	128,987
Non-controlling interests	332,262	538,475	(40,850)	93,633

	540,663	937,092	(18,167)	222,620
Total comprehensive income attributable to:
Owners of the Company	228,318	282,294	(253,103)	(123,525)
Non-controlling interests	321,215	450,705	(49,478)	41,179

	549,533	732,999	(302,581)	(82,346)
Earnings per share from:
Basic earnings per share	R$0.9024	R$1.7279	R$0.0931	R$0.5298
Diluted earnings per share	R$0.8647	R$1.6546	R$0.0897	R$0.5057

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

Initial adoption of IFRS 16, net of tax—Note 3.1	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)

At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965

Net income for the period	—	—	—	398,617	398,617	538,475	937,092
Other comprehensive income: Note 15
Lose on cash flow hedge in joint ventures	—	—	(91,541)	—	(91,541)	(60,379)	(151,920)
Foreign currency translation effects	—	—	(24,827)	—	(24,827)	(27,419)	(52,246)
Actuarial loss on defined benefit plan	—	—	—	—	—	(2)	(2)
Change in fair value of financial assets	—	—	45	—	45	30	75

Total comprehensive income for the period	—	—	(116,323)	398,617	282,294	450,705	732,999

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(5,667)	—	—	(5,667)	5,667	—
Dividends	—	—	—	—	—	(12,131)	(12,131)
Treasury shares acquired	—	(473,456)	—	—	(473,456)	—	(473,456)
Share-based payment transactions	—	23,502	—	—	23,502	5,587	29,089

Total contributions by and distributions to owners of the Company	—	(455,621)	—	—	(455,621)	(877)	(456,498)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(639,499)	—	—	(639,499)	(939,053)	(1,578,552)

At June 30, 2019	5,328	2,017,154	(703,496)	4,384,620	5,703,606	10,488,308	16,191,914

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

Adjustment on initial application of IFRS 9, net of tax	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725

Net income for the year	—	—	—	128,987	128,987	93,633	222,620
Other comprehensive income: Note 15
Gain on cash flow hedge in joint ventures	—	—	(49,783)	—	(49,783)	(34,171)	(83,954)
Foreign currency translation effects	—	—	(202,551)	—	(202,551)	(17,472)	(220,023)
Actuarial loss on defined benefit plan	—	—	(215)	—	(215)	(827)	(1,042)
Change in fair value of financial assets	—	—	37	—	37	16	53

Total comprehensive income for the year	—	—	(252,512)	128,987	(123,525)	41,179	(82,346)

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(7,106)	—	—	(7,106)	7,106	—
Share options exercised—Subsidiaries	—	11,071	—	—	11,071	7,427	18,498
Dividends	—	—	—	(69,621)	(69,621)	(71,216)	(140,837)
Business combination	—	—	—	—	—	2,209	2,209
Share-based payment transactions	—	21,006	—	—	21,006	4,418	25,424

Total contributions by and distributions to owners of the Company	—	24,971	—	(69,621)	(44,650)	(50,056)	(94,706)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(174,947)	—	—	(174,947)	(428,172)	(603,119)

At June 30, 2018	5,328	3,095,567	(646,724)	3,237,514	5,691,685	10,578,869	16,270,554

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2019	June 30, 2018
Cash flows from operating activities
Profit before taxes		1,275,757	305,354
Adjustments for:
Depreciation and amortization		1,118,653	987,951
Lease and concession		—	100,631
Interest in earnings of associates	8.1	19,712	(15,638)
Interest in earnings of joint ventures	9	(362,243)	(348,113)
Loss on disposals assets		7,346	869
Share-based payment		30,091	25,973
Legal proceedings provision		64,775	56,087
Indexation charges, interest and exchange, net		918,090	1,329,278
Deferred revenue		(5,080)	(4,860)
Provisions for employee benefits		104,333	83,579
Allowance for doubtful accounts		(6,786)	6,657
Gas paid and not used		(91,821)	—
Recovering tax credits		(48,285)	—
Other		(45,186)	(11,739)

		2,979,356	2,516,029
Changes in:
Trade receivables		(442,819)	(206,513)
Inventories		(98,383)	(63,411)
Other current tax, net		131,396	(87,979)
Income tax		(120,982)	(87,216)
Related parties, net		8,333	(58,274)
Trade payables		170,589	23,307
Employee benefits		(151,489)	(142,426)
Provision for legal proceedings		(59,298)	(56,191)
Other financial assets		(67,244)	(8,511)
Judicial deposits		(36,295)	(31,715)
Cash received on sale of credit rights		—	1,340,000
Post-employment benefits		(16,645)	(16,043)
Gas paid and not used		161,463	—
Concessions payable		—	(53,310)
Other assets and liabilities, net		(259,087)	(173,699)

		(780,461)	378,019
Net cash generated by operating activities		2,198,895	2,894,048

Cash flows from investing activities
Capital contribution in associates	8.1	(26,045)	(6,162)
Acquisition of subsidiary, net of cash acquired		(8,785)	(72,985)
Marketable securities		2,073,212	130,832
Restricted cash		(52,818)	59,150
Dividends received from associates		8,246	11,251
Dividends received from joint ventures		688,120	723,651
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets		(1,315,701)	(1,313,437)
Cash received on sale of fixed assets, and intangible assets		8,028	1,369

Net cash generated in investing activities		1,374,257	(466,331)

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	3,020,332	2,721,150
Amortization of principal on loans, borrowings and debentures	5.5	(1,809,575)	(3,821,208)
Payment of interest on loans, borrowings and debentures	5.5	(618,364)	(663,800)
Payment of derivative financial instruments		(93,007)	(628,430)
Receipt of derivative financial instruments		137,823	794,954
Amortization of principal on leases	5.6	(108,221)	(299,126)
Payment of interest on leases	5.6	(85,255)	(76,790)
Real estate credit certificates		—	(53,580)
Capital integralization from non-controlling interest	8.2	434,000	—
Payments to redeem entity’s shares	1	(473,456)	(607,932)
Non-controlling interest subscription		1,192	4,163
Acquisition of non-controlling interests (i)		(2,141,675)	—
Dividends paid		(414,910)	(579,025)
Share options exercised		—	18,498

Net cash used in financing activities		(2,151,116)	(3,191,126)

Increase (decrease) in cash and cash equivalents		1,422,036	(763,409)

Cash and cash equivalents at beginning of period		3,621,798	4,555,177

Effect of exchange rate fluctuations on cash held		(41,071)	281,277

Cash and cash equivalents at end of period		5,002,763	4,073,045

Additional information
Income tax paid		115,554	59,940
The accompanying notes are an integral part of these interim financial statements.

(i)

Acquisition of class A preferred shares issued by Companhia de Gás de São Paulo – Comgás (“Comgás”), where 22,597886 Preferred Shares and 2,479,066 ordinary shares were acquired by subsidiary Cosan S.A., representing 18,99% of Comgás’ capital stock in the amount of R$2,063,210 and the Company acquired class A common shares issued by Cosan Logística S.A. (“Cosan Logística”) in the amount of R$78,657.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

Non-cash transaction

i.	Acquisitions of assets for the construction of the distribution network with payment of term in the amount of R$60,493.

ii.	Acquisitions of assets with payment of term in the amount of R$5,949.

iii.	Consideration asset in the subsidiary Moove, with a down payment in the amount of R$128,000.

iv.	Recognition of indemnity claims in the amount of R$ 50,284 (Note 19) and recognition of tax assets related to the exclusion of ICMS in the PIS and Cofins tax base in the amount of R $ 54,232 (Note 6).

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 60.25% and 73.46% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On January 3, 2019, the Company acquired 14,228,134 of our Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately R$473,456 excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan Limited as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining.

On March 28, 2019, Rumo S.A. (“Rumo”) announced that it has won the tender (International Bidding No. 02/2018) organized by ANTT to operate the railway network located between the cities of Porto Nacional, in the state of Tocantis and Estrela d’Oeste, in the state of São Paulo. Rumo’s bid was of R$2,719,000. The concession contract guaranteeing the right to operate the railway network will be valid for 30 years from the date of signature which occurred on July 31, 2019 (Note 24.4).

On April 24, 2019, we announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total Class A common shares remaining.

On May 31, 2019, the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”), resolved on the 4th Ordinary Tariff Review regarding the update of Comgás subsidiary rates, applied from that date, on all segments. The annual adjustment consists essentially of the inflation replacement (IGP-M) and the transfer of the gas and transportation cost variation, as defined by Petrobras. The process of the 3rd Tariff Review, contractually scheduled to take place in May 2014, remains unfinished.

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2018.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of IFRS 16 Leases, whose effects and changes are disclosed in Note 3.1, effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These interim consolidated financial statements were authorized for issue by the Board of Directors on August 09, 2019.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

3	Accounting policies

These interim consolidated financial statements were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2018, except for the adoption of IFRS 16—Leases, whose effects and changes are disclosed in Note 3.1 effective as of January 1, 2019. The Company has not adopted in advance any other standard or interpretation issued that is not yet in force.

3.1	New standards, interpretations and changes adopted by the Company

IFRS 16 Leases

IFRS 16 introduced a single model for the accounting of leases in the balance sheet of lessees. As a result, the Company, as a lessee, recognized the rights to use assets that represent its rights to use the underlying assets and the lease liabilities that represent its obligation to make lease payments. The lessor’s accounting remains similar to previous accounting policies.

The Company has chosen to use the modified retrospective approach in which the cumulative effect of the initial adoption is recognized as an adjustment to the opening balance of retained earnings on January 1, 2019. Therefore, the comparative information presented for the year ended December 31, 2018 has not been restated—or and is presented as previously reported in accordance with IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below:

(a)	In the definition of lease

Previously, the Company determined, at the inception of the agreement, whether it was or contained a lease under IFRIC 4—Complementary Aspects of Leasing Operations. The Company now assesses whether a lease is or contains a lease based on the new lease definition. According to IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for consideration.

In the transition to IFRS 16, the Company opted to apply the practical case of maintaining the evaluation of which transactions are leases, to which IFRS 16 applied. The contracts that were not identified as leases in accordance with IAS 17 and IFRIC 4 were not revalued. Accordingly, the new lease definition in accordance with IFRS 16 was applied only to contracts entered into or amended on or after January 1, 2019.

At the inception or revaluation of a lease component, the Company allocates the lease consideration to each lease component rather than lease based on its individual lease price.

(b)	In the treatment as a lessee

The company leases assets, including real estate, rail infrastructure, port, rolling stock (locomotives and wagons), vehicles and IT equipment. As a lessee, the Company previously classified operating or financial leases based on its assessment as to whether the lease substantially transferred all the risks and benefits of the property. In accordance with IFRS 16, the Company recognizes the right to use assets and the lease liabilities for most leases—that is, these leases are recorded in the balance sheet.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets (eg IT equipment). The Company recognizes the payments associated with these leases as an expense under the straight-line method over the lease term.

The Company presents the carrying amounts of the right-of-use assets (including assets previously classified as financial leases) in a specific balance sheet line called “Right-of-use assets”. Likewise, it records the liabilities in a separate account called “Leases”.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

(i)	Accounting policy adopted as of January 1, 2019 meaning:

Previously, the Company determined at the inception of the agreement whether it was or contained a lease under IFRIC 4—Complementary Aspects of Leasing Operations. The company now assesses whether a lease is or contains a lease based on the new lease definition. According to IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use assets and a lease liability at the date of commencement of the lease.

The right-of-use assets is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment, and adjusted for certain measurements of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the interest rate implied in the lease or, if that rate can not be determined immediately, the incremental loan rate of Company and its subsidiaries. Generally, the Company uses its incremental loan rate as the discount rate.

The Company has applied a judgment to determine the lease term of some contracts that include renewal options. The evaluation of whether the Company is reasonably certain to exercise these options has an impact on the term of the lease, which significantly affects the value of lease liabilities and recognized right-of-use assets. The extension and termination options are included in several lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

(ii)	Transition

Previously, the Company classified leases of railway infrastructure and rolling stock as operating leases in accordance with IAS 17. Some leases are adjusted by inflation indexes such as IGP-M or IPCA.

Lease liabilities were measured at the present value of the remaining payments, discounted by the incremental loan rate of the Company on January 1, 2019. The rights to use assets are measured:

i.

At its book value as if IFRS 16 had been applied since the commencement date, discounted by the lessee’s incremental borrowing rate at the date of initial application—the company applied this approach to its larger property leases infrastructure, port and rolling stock; or

ii.	At the amount equivalent to the lease liability, adjusted for the amount of any prepayment or accumulated rent—the Company applied this approach to all other leases.

The Company used the following practical arrangements when applying IFRS 16 to leases previously classified as operating leases in accordance with IAS 17:

i.	It applied the exemption for not recognizing rights-of-use assets and liabilities for leases with terms less than 12 months.

ii.	Excluded the initial direct costs of measuring the right to use asset at the date of initial application.

iii.	It used late perception when determining the term of the lease if the contract contained options to extend or terminate the lease.

Leases classified and previously recorded as finance leases under IAS 17 had the book value of the right to use the asset and the lease liability on January 1, 2019 determined by the carrying amount of the lease and liability assets lease immediately prior to that date. Extension and termination options are included in various lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

(c)	Impact on statement of financial position on January 1, 2019:

January 1, 2019
Current assets
Other current assets	1,526
Non-current assets
Other non-current assets	7,878
Deferred tax assets	41,709
Right-of-use assets	888,262

Total on non-current assets	937,849

Total on assets	939,375
Current liabilities
Leases	(67,823)
Non-current liabilities
Leases	(1,346,943)

Total on liabilities	(1,414,766)
Shareholders’ equity
Retained earnings	475,391

Total on shareholders’ equity	475,391

When measuring lease liabilities for those leases previously classified as operating leases, the Company discounted lease payments using its incremental loan rate on January 1, 2019. The weighted average rates applied follow a range from 4.00% to 8.11% per year.

The joint ventures Raízen Energia S.A. and Raízen Combustíveis S.A. recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics.

3.2	Other standards and interpretations effective as of January 1, 2019, without effects on the financial statements

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting of income taxes when tax treatment involves uncertainty that affects the application of IAS 12 and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically treatment of interest and penalties associated with uncertain taxes.

The Company is subject to examination by the tax authorities, with the five fiscal years open in general. The Company has audits in progress at various stages of completion, one of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

The Company has not identified effects of interpretation adoption IFRIC 23 that could affect the Company accounting policies and its interim consolidated financial statements.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

4	Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”).

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistic: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

v.

Moove: production and distribution of Mobil brand licensed lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and the European market, under the Comma brand for the European and Asian markets and corporate activities.

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects”.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	April 1, 2019 to June 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	6,414,950	23,106,912	4,361,663	2,956,167	1,255,566	1,821,590	10	(33,883,525)	828	6,034,161
Domestic market (i)	5,322,458	23,106,912	4,361,663	2,956,167	1,239,762	1,821,590	10	(32,791,033)	828	6,018,357
External market (i)	1,092,492	—	—	—	15,804	—	—	(1,092,492)	—	15,804
Net sales	6,084,101	22,026,216	3,084,782	2,338,800	1,004,483	1,728,740	8	(31,195,099)	828	5,072,859
Cost of sales	(5,690,189)	(21,209,525)	(2,806,390)	(1,550,871)	(784,921)	(1,140,694)	(32)	29,706,104	(828)	(3,477,346)
Gross profit	393,912	816,691	278,392	787,929	219,562	588,046	(24)	(1,488,995)	—	1,595,513
Selling expenses	(172,208)	(386,104)	(166,731)	(152,088)	(120,743)	7,258	(2,332)	725,043	—	(267,905)
General and administrative expenses	(150,989)	(121,047)	(31,390)	(89,503)	(39,713)	(88,385)	(65,095)	303,426	—	(282,696)
Other income (expenses), net	423	117,241	28,825	17,450	(972)	(5,489)	(7,605)	(146,489)	—	3,384
Interest in earnings of associates	—	51,242	—	—	(774)	3,825	656,209	(51,242)	(652,174)	7,086
Interest in earnings of joint ventures	(8,947)	—	—	—	—	—	58,410	8,947	—	58,410
Financial results	(243,951)	(106,568)	(19,125)	(36,898)	13,049	(258,617)	(33,287)	369,644	—	(315,753)
Finance expense	(443,947)	(295,372)	(14,614)	(100,418)	(15,793)	(624,910)	(381,672)	753,933	—	(1,122,793)
Finance Income	122,308	89,958	7,106	63,480	14,647	45,354	68,593	(219,372)	—	192,074
Foreign exchange losses, net	27,268	127,255	21,498	9,232	20,685	86,300	62,040	(176,021)	—	178,257
Derivatives	50,420	(28,409)	(33,115)	(9,192)	(6,490)	234,639	217,752	11,104	—	436,709
Income tax (expense) benefit	56,939	(94,478)	(38,729)	(180,473)	(17,560)	(61,621)	2,278	76,268	—	(257,376)

Profit (loss) from continuing operations	(124,821)	276,977	51,242	346,417	52,849	185,017	608,554	(203,398)	(652,174)	540,663

Net income attributable to:
Owners of the Parent	(138,456)	262,621	51,242	335,897	36,302	50,751	606,418	(175,407)	(820,967)	208,401
Non-controlling interests	13,635	14,356	—	10,520	16,547	134,266	2,136	(27,991)	168,793	332,262

	(124,821)	276,977	51,242	346,417	52,849	185,017	608,554	(203,398)	(652,174)	540,663
Other select data:
Depreciation and amortization	626,195	67,620	119,623	115,211	20,597	416,978	3,063	(813,438)	—	555,849
EBITDA	688,386	545,643	228,719	678,999	77,957	922,233	642,626	(1,462,748)	(652,174)	1,669,641
Additions to PP&E, intangible and contracts assets	629,734	66,391	145,082	174,205	6,119	438,729	2,786	(841,207)	—	621,839
Reconciliation of EBITDA:
Profit (loss) for the period	(124,821)	276,977	51,242	346,417	52,849	185,017	608,554	(203,398)	(652,174)	540,663
Income tax and social contribution	(56,939)	94,478	38,729	180,473	17,560	61,621	(2,278)	(76,268)	—	257,376
Financial results, net	243,951	106,568	19,125	36,898	(13,049)	258,617	33,287	(369,644)	—	315,753
Depreciation and amortization	626,195	67,620	119,623	115,211	20,597	416,978	3,063	(813,438)	—	555,849

EBITDA	688,386	545,643	228,719	678,999	77,957	922,233	642,626	(1,462,748)	(652,174)	1,669,641

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	January 1, 2019 to June 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	13,975,948	44,180,317	8,752,357	5,563,600	2,537,914	3,544,027	316	(66,908,622)	(8,604)	11,637,253
Domestic market (i)	11,071,665	44,180,317	8,752,357	5,563,600	2,512,321	3,544,027	316	(64,004,339)	(8,604)	11,611,660
External market (i)	2,904,283	—	—	—	25,593	—	—	(2,904,283)	—	25,593
Net sales	13,204,129	42,059,356	6,212,905	4,398,851	2,038,823	3,363,686	315	(61,476,390)	(8,604)	9,793,071
Cost of sales	(12,341,464)	(40,329,972)	(5,585,410)	(3,049,798)	(1,611,279)	(2,294,168)	(32)	58,256,846	8,604	(6,946,673)
Gross profit	862,665	1,729,384	627,495	1,349,054	427,544	1,069,517	283	(3,219,544)	—	2,846,398
Selling expenses	(407,658)	(729,049)	(330,344)	(301,326)	(232,767)	4,416	(2,250)	1,467,051	—	(531,927)
General and administrative expenses	(275,426)	(251,744)	(63,264)	(173,110)	(77,356)	(171,610)	(119,105)	590,434	—	(541,181)
Other income (expenses), net	48,453	377,873	48,830	20,920	72	(27,015)	4,340	(475,156)	—	(1,684)
Interest in earnings of associates	—	161,986	—	—	951	8,575	1,020,166	(161,986)	(1,049,404)	(19,712)
Interest in earnings of joint ventures	(4,258)	1	1	—	—	—	362,243	4,256	—	362,243
Financial results	(399,001)	(72,700)	(124,033)	(89,375)	9,930	(583,062)	(175,873)	595,734	—	(838,380)
Finance expense	(760,252)	(472,174)	(31,905)	(199,457)	(26,496)	(1,060,028)	(644,193)	1,264,331	—	(1,930,174)
Finance Income	247,679	151,653	12,379	110,114	18,156	87,229	103,371	(411,711)	—	318,870
Foreign exchange losses, net	53,756	185,961	(71,392)	5,916	11,433	59,355	30,409	(168,325)	—	107,113
Derivatives	59,816	61,860	(33,115)	(5,948)	6,837	330,382	334,540	(88,561)	—	665,811
Income tax (expense)benefit	63,829	(319,948)	3,301	(279,805)	(32,930)	(89,431)	63,501	252,818	—	(338,665)

Profit (loss) from continuing operations	(111,396)	895,803	161,986	526,357	95,444	211,390	1,153,305	(946,393)	(1,049,404)	937,092

Net income attributable to:
Owners of the Parent	(125,811)	860,635	161,986	495,728	65,693	57,730	1,158,280	(896,810)	(1,378,814)	398,617
Non-controlling interests	14,415	35,168	—	30,629	29,751	153,661	(4,976)	(49,583)	329,410	538,475

	(111,396)	895,803	161,986	526,357	95,444	211,391	1,153,305	(946,393)	(1,049,404)	937,092
Other select data:
Depreciation and amortization	1,354,792	150,935	222,153	230,605	41,078	839,432	7,538	(1,727,880)	—	1,118,653
EBITDA	1,578,568	1,439,386	504,871	1,126,142	159,522	1,723,316	1,273,214	(3,522,825)	(1,049,404)	3,232,790
Additions to PP&E, intangible and Contracts assets	1,707,755	139,386	163,562	320,387	9,401	981,337	4,576	(2,010,703)	—	1,315,701
Reconciliation of EBITDA:
Profit (loss) for the period	(111,396)	895,803	161,986	526,357	95,444	211,390	1,153,305	(946,393)	(1,049,404)	937,092
Income tax and social contribution	(63,829)	319,948	(3,301)	279,805	32,930	89,431	(63,501)	(252,818)	—	338,665
Financial results, net	399,001	72,700	124,033	89,375	(9,930)	583,062	175,873	(595,734)	—	838,380
Depreciation and amortization	1,354,792	150,935	222,153	230,605	41,078	839,432	7,538	(1,727,880)	—	1,118,653

EBITDA	1,578,568	1,439,386	504,871	1,126,142	159,522	1,723,316	1,273,214	(3,522,825)	(1,049,404)	3,232,790

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	April 1, 2018 to June 30, 2018
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment eliminations
Statement of profit or loss:
Gross sales	4,335,714	20,505,098	2,059,872	1,078,758	1,764,201	31	(24,840,812)	(1)	4,902,861
Domestic market (i)	3,403,421	20,505,098	2,059,872	1,063,924	1,764,201	31	(23,908,519)	(1)	4,888,027
External market (i)	932,293	—	—	14,834	—	—	(932,293)	—	14,834
Net sales	4,091,556	19,594,604	1,592,803	826,673	1,664,545	29	(23,686,160)	(9,559)	4,074,491
Cost of sales	(3,790,328)	(18,824,974)	(1,140,367)	(666,065)	(1,116,424)	—	22,615,302	9,559	(2,913,297)
Gross profit	301,228	769,630	452,436	160,608	548,121	29	(1,070,858)	—	1,161,194
Selling expenses	(184,954)	(339,826)	(152,090)	(93,034)	(2,407)	(1)	524,780	—	(247,532)
General and administrative expenses	(155,960)	(115,004)	(81,824)	(36,792)	(68,180)	(49,558)	270,964	—	(236,354)
Other income (expense), net	50,838	97,412	(4,065)	(2,987)	(4,144)	(9,663)	(148,250)	—	(20,859)
Financial results	(115,652)	(260,074)	(65,925)	5,336	(459,566)	(223,680)	375,726	—	(743,835)
Finance expense	(246,890)	(41,680)	(135,020)	(10,162)	(297,915)	(71,058)	288,570	1,736	(512,419)
Finance income	171,292	49,830	69,402	2,305	51,287	36,984	(221,122)	(1,736)	158,242
Foreign exchange losses, net	(141,466)	(767,074)	(93,241)	(17,457)	(620,168)	(660,913)	908,540	—	(1,391,779)
Derivatives	101,412	498,850	92,934	30,650	407,230	471,307	(600,262)	—	1,002,121
Interest in earnings of associates	(1,402)	—	—	9,236	3,785	56,527	1,402	(51,104)	18,444
Interest in earnings of joint ventures	—	—	—	—	—	50,457	—	—	50,457
Income tax expense benefit	82,052	(22,308)	(54,641)	(7,846)	(52,642)	115,447	(59,744)	—	318

Profit (loss) from continuing operations	(23,850)	129,830	93,891	34,521	(35,033)	(60,442)	(105,980)	(51,104)	(18,167)
Total net income attributable to:
Owners of the Company	(23,832)	124,646	75,147	34,365	(10,675)	(60,602)	(100,814)	(15,552)	22,683
Non-controlling interests	(18)	5,184	18,744	156	(24,358)	160	(5,166)	(35,552)	(40,850)

	(23,850)	129,830	93,891	34,521	(35,033)	(60,442)	(105,980)	(51,104)	(18,167)
Other selected data:
Depreciation and amortization	430,106	30,590	116,356	28,479	365,937	3,886	(460,696)	—	514,658
EBITDA	439,856	442,802	330,813	65,510	843,112	51,677	(882,658)	(51,104)	1,240,008
Additions to PP&E, intangible and biological assets	480,470	496,982	123,312	10,136	556,122	388	(977,452)	—	689,958
Reconciliation of EBITDA:
Profit (loss) for the period	(23,850)	129,830	93,891	34,521	(35,033)	(60,442)	(105,980)	(51,104)	(18,167)
Income tax and social contribution	(82,052)	22,308	54,641	7,846	52,642	(115,447)	59,744	—	(318)
Financial result, net	115,652	260,074	65,925	(5,336)	459,566	223,680	(375,726)	—	743,835
Depreciation and amortization	430,106	30,590	116,356	28,479	365,937	3,886	(460,696)	—	514,658

EBITDA	439,856	442,802	330,813	65,510	843,112	51,677	(882,658)	(51,104)	1,240,008

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	January 1, 2018 to June 30, 2018
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations
Statement of profit or loss:
Gross sales	9,233,103	40,871,892	3,910,209	2,006,970	3,246,798	492	(50,104,995)	(8)	9,164,461
Domestic market (i)	6,714,526	40,871,892	3,910,209	1,982,444	3,246,798	492	(47,586,418)	(8)	9,139,935
External market (i)	2,518,577	—	—	24,526	—	—	(2,518,577)	—	24,526
Net sales	8,604,494	39,089,576	3,023,679	1,551,245	3,061,228	430	(47,694,070)	(18,663)	7,617,919
Cost of sales	(7,735,380)	(37,346,658)	(2,082,799)	(1,244,562)	(2,117,138)	(140)	45,082,038	18,663	(5,425,976)
Gross profit	869,114	1,742,918	940,880	306,683	944,090	290	(2,612,032)	—	2,191,943
Selling expenses	(340,048)	(684,928)	(306,555)	(179,811)	(6,234)	(1)	1,024,976	—	(492,601)
General and administrative expenses	(329,374)	(250,332)	(158,596)	(59,435)	(137,795)	(93,879)	579,706	—	(449,705)
Other income (expense), net	159,296	196,796	(4,318)	(4,094)	(8,539)	(26,569)	(356,092)	—	(43,520)
Financial results	(151,946)	(332,440)	(87,555)	(3,696)	(808,392)	(364,871)	484,386	—	(1,264,514)
Finance expense	(445,772)	(35,710)	(231,884)	(17,290)	(640,820)	(125,583)	481,482	3,275	(1,012,302)
Finance income	310,068	98,626	142,733	5,272	126,885	75,475	(408,694)	(3,275)	347,090
Foreign exchange losses, net	(135,124)	(854,154)	(87,826)	(19,290)	(633,141)	(727,478)	989,278	—	(1,467,735)
Derivatives	118,882	458,798	89,422	27,612	338,684	412,715	(577,680)	—	868,433
Interest in earnings of associates	(5,560)	—	—	4,176	5,165	383,527	5,560	(377,230)	15,638
Interest in earnings of joint ventures	—	—	—	—	—	348,113	—	—	348,113
Income tax expense benefit	9,658	(165,164)	(130,989)	(16,325)	(81,028)	145,608	155,506	—	(82,734)

Profit (loss) from continuing operations	211,140	506,850	252,867	47,498	(92,733)	392,218	(717,990)	(377,230)	222,620
Total net income attributable to:
Owners of the Company	211,146	486,452	202,127	47,342	(26,900)	387,501	(697,598)	(481,083)	128,987
Non-controlling interests	(6)	20,398	50,740	156	(65,833)	4,717	(20,392)	103,853	93,633

	211,140	506,850	252,867	47,498	(92,733)	392,218	(717,990)	(377,230)	222,620
Other selected data:
Depreciation and amortization	1,041,694	100,790	233,772	49,335	697,057	7,787	(1,142,484)	—	987,951
EBITDA	1,395,122	1,105,244	705,183	116,854	1,493,744	619,268	(2,500,366)	(377,230)	2,557,819
Additions to PP&E, intangible and biological assets	1,496,676	585,750	251,627	21,334	1,039,864	612	(2,082,426)	—	1,313,437
Reconciliation of EBITDA:
Profit (loss) for the period	211,140	506,850	252,867	47,498	(92,733)	392,218	(717,990)	(377,230)	222,620
Income tax and social contribution	(9,658)	165,164	130,989	16,325	81,028	(145,608)	(155,506)	—	82,734
Financial result, net	151,946	332,440	87,555	3,696	808,392	364,871	(484,386)	—	1,264,514
Depreciation and amortization	1,041,694	100,790	233,772	49,335	697,057	7,787	(1,142,484)	—	987,951

EBITDA	1,395,122	1,105,244	705,183	116,854	1,493,744	619,268	(2,500,366)	(377,230)	2,557,819

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	June 30, 2019
	Reported segments						Reconciliation
		Raízen Combustíveis
	Raízen Energia	Brazil	Argentina	Comgás	Moove	Logístics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Statement of financial position:
Cash and cash equivalents	2,804,338	1,540,829	294,796	1,210,338	629,016	1,391,155	1,772,254	(4,639,963)	—	5,002,763
Marketable securities	—	—	—	946,623	5,351	1,148,475	103,936	—	—	2,204,385
Trade receivables	1,242,338	2,504,626	439,803	1,050,457	521,665	511,181	12,507	(4,186,767)	—	2,095,810
Derivative financial instruments	1,713,452	733,695	—	387,149	26,335	1,248,624	1,556,250	(2,447,147)	—	3,218,358
Inventories	2,153,594	2,329,706	1,337,513	64,578	450,961	288,801	4,370	(5,820,813)	—	808,710
Other financial assets	447,478	—	—	—	—	—	70,631	(447,478)	—	70,631
Other current assets	4,452,134	4,364,805	1,023,712	416,996	241,542	447,138	803,440	(9,840,651)	(266,396)	1,642,720
Other non-current assets	3,357,476	3,616,527	83,702	407,447	852,505	2,781,443	1,542,781	(7,057,705)	(1,019,932)	4,564,244
Investments in associates	—	3,186,989	262	—	14,632	40,210	14,556,419	(3,187,251)	(14,259,303)	351,958
Investments in joint ventures	571,676	—	—	—	—	—	7,580,406	(571,676)	—	7,580,406
Biological assets	856,189	—	—	—	—	—	—	(856,189)	—	—
Property, plant and equipment	11,684,621	2,602,573	3,151,982	—	304,615	11,382,532	165,139	(17,439,176)	—	11,852,286
Intangible assets and goodwill	3,618,812	2,514,572	8,975	8,296,973	1,165,763	7,430,644	9,790	(6,142,359)	—	16,903,170
Right-of-use assets	4,236,538	113,109	373,837	11,544	23,496	1,607,490	32,298	(4,723,484)	—	1,674,828
Loans, borrowings and debentures	(12,142,435)	(5,848,106)	(288,305)	(3,585,444)	(762,893)	(10,665,860)	(9,472,207)	18,278,846	—	(24,486,404)
Derivative financial instruments	(1,172,327)	(208,119)	(22,995)	—	(73)	—	(44,323)	1,403,441	—	(44,396)
Trade payables	(3,947,554)	(2,582,312)	(1,490,618)	(1,058,729)	(549,358)	(434,310)	(3,854)	8,020,484	—	(2,046,251)
Employee benefits payable	(489,827)	(118,101)	(46,865)	(47,781)	(44,818)	(186,496)	(21,821)	654,793	—	(300,916)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(887,602)	—	—	(887,602)
Lease	(3,452,169)	(117,220)	(381,988)	(12,033)	(33,239)	(1,851,367)	(32,727)	3,951,377	—	(1,929,366)
Other current liabilities	(3,328,845)	(5,512,232)	(588,786)	(422,303)	(469,413)	(635,325)	(504,739)	9,429,863	297,270	(1,734,510)
Other non-current liabilities	(1,830,891)	(4,364,305)	(708,036)	(1,975,482)	(661,792)	(6,465,967)	(2,256,282)	6,903,232	989,045	(10,370,478)

Total assets (net of liabilities) allocated by segment	10,774,598	4,757,036	3,186,989	5,690,333	1,714,295	8,038,368	14,986,666	(18,718,623)	(14,259,316)	16,170,346

Total assets	37,138,646	23,507,431	6,714,582	12,792,105	4,235,881	28,277,693	28,210,221	(67,360,659)	(15,545,631)	57,970,269

Shareholders’ equity attributable to:
Equity attributable to owners of the Company	10,725,701	4,501,815	3,186,989	5,678,493	1,215,310	1,628,411	14,982,149	(18,414,505)	(17,822,325)	5,682,038
Non-controlling interests	48,897	255,221	—	11,840	498,985	6,409,957	4,517	(304,118)	3,563,009	10,488,308

Total shareholders’ equity	10,774,598	4,757,036	3,186,989	5,690,333	1,714,295	8,038,368	14,986,666	(18,718,623)	(14,259,316)	16,170,346

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	December 31, 2018
	Reported segments						Reconciliation
		Raízen Combustíveis
	Raízen Energia	Brazil	Argentina	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Statement of financial position:
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	282,572	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	4,144,751
Investments in associates	—	3,056,025	266	—	13,799	44,001	13,111,569	(3,056,291)	(12,790,850)	378,519
Investments in joint ventures	567,785	—	—	—	—	—	8,077,907	(567,785)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,473)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,279,593	1,191,627	7,493,882	7,434	(6,149,333)	—	16,972,536
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payable	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Lease	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	4,823,318	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(19,549,561)	(12,790,945)	17,969,356

Total assets	32,783,857	20,746,119	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(60,057,104)	(14,449,228)	56,360,716

Equity attributable to owners of the Company	11,632,885	4,589,628	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(19,278,538)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	4,823,318	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(19,549,561)	(12,790,945)	17,969,356

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

4.1	Net sales by segment

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Reported segment
Raízen Energia
Ethanol	1,912,101	4,862,646	1,624,324	4,048,018
Sugar	751,317	2,332,914	729,444	2,079,694
Gas	731,409	1,354,939	275,069	396,791
Diesel	1,736,908	2,936,184	1,122,690	1,122,690
Cogeneration	911,268	1,647,148	303,939	412,934
Other	41,098	70,298	36,090	544,367

	6,084,101	13,204,129	4,091,556	8,604,494
Raízen Combustíveis
Fuels	24,745,688	47,551,699	19,594,604	39,089,576
Other	365,310	720,562	—	—

	25,110,998	48,272,261	19,594,604	39,089,576
Comgás
Industrial	1,512,161	2,900,568	1,017,538	1,959,418
Residential	308,026	518,953	238,830	429,026
Cogeneration	110,597	214,120	71,850	130,525
Automotive	87,980	167,950	62,957	118,151
Commercial	125,582	229,508	90,735	172,285
Construction revenue	182,114	342,050	96,177	185,670
Other	12,340	25,702	14,716	28,604

	2,338,800	4,398,851	1,592,803	3,023,679
Moove
Finished goods	839,959	1,810,948	738,030	1,384,111
Basic oil	155,676	212,261	79,057	150,066
Services	8,848	15,614	9,586	17,068

	1,004,483	2,038,823	826,673	1,551,245
Logistics
North operations	1,283,959	2,523,962	1,210,680	2,264,025
South operations	371,811	700,233	389,195	677,354
Container operations	72,970	139,491	64,670	119,858

	1,728,740	3,363,686	1,664,545	3,061,237
Reconciliation
Cosan Corporate	8	315	29	430

Deconsolidated effects and eliminations	(31,194,271)	(61,484,994)	(23,695,719)	(47,712,733)

Total	5,072,859	9,793,071	4,074,491	7,617,928

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5	Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	June 30, 2019	December 31, 2018
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,764,038	1,600,590
Marketable securities	5.2	2,204,385	4,202,835
Consideration assets	5.9	142,654	—
Derivate financial instruments	5.8	3,218,358	2,548,857

		7,329,435	8,352,282
Amortized cost
Cash and cash equivalents	5.1	3,238,725	2,021,208
Trade receivables	5.3	2,095,810	1,588,192
Restricted cash	5.2	167,820	115,124
Receivables from related parties	5.4	141,939	135,070
Dividends receivable		36,642	27,320

		5,680,936	3,886,914

Total		13,010,371	12,239,196

	Note	June 30, 2019	December 31, 2018
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	10,244,292	10,005,187
Leases	5.6	1,929,366	553,350
Trade payables	5.7	2,046,251	1,923,920
Other financial liabilities		397,526	455,702
Payables to related parties	5.4	392,350	355,971
Dividends payable		38,881	187,415
Tax installments—REFIS	12	218,346	216,984
Preferred shareholders payable in subsidiaries		887,602	1,097,490

		16,154,614	14,796,019
Fair value through profit or loss
Loans, borrowings and debentures	5.5	14,242,112	12,569,126
Contingent consideration payable	5.9	77,400	64,969
Derivative financial instruments	5.8	44,396	25,714

		14,363,908	12,659,809

		30,518,522	27,455,828

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.1	Cash and cash equivalents

	June 30, 2019	December 31, 2018
Cash and bank accounts	102,151	111,410
Savings account	1,367,596	1,335,774
Financial investments	3,533,016	2,174,614

	5,002,763	3,621,798

Financial investments are composed as follows:

	June 30, 2019	December 31, 2018
Investment fund
Repurchase agreements	1,229,695	1,179,503
Bank certificate of deposits—CDB	534,343	421,087

	1,764,038	1,600,590

Bank investments
Repurchase agreements	51,096	—
Bank certificate of deposits—CDB	1,716,982	571,840
Other	900	2,184

	1,768,978	574,024

	3,533,016	2,174,614

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in June 30, 2019 (100% of CDI in December 31, 2018) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in note 21.

5.2	Marketable securities and restricted cash

	June 30, 2019	December 31, 2018
Marketable securities
Government security (i)	2,188,305	4,144,797
Bank certificate of deposit—CDB	16,080	58,038

	2,204,385	4,202,835

Restricted cash
Investments linked to loans	80,381	31,254
Securities pledged as collateral	87,439	83,870

	167,820	115,124

(i)	Sovereign debt securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or SELIC.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.3	Trade receivables

	June 30, 2019	December 31, 2018
Domestic – Brazilian Reais	2,141,151	1,609,421
Export – Foreign currency	61,497	104,355

	2,202,648	1,713,776
Allowance for doubtful accounts	(106,838)	(125,584)

	2,095,810	1,588,192
Current	2,064,415	1,545,643

Non-current	31,395	42,549

5.4	Related parties

a)	Receivables from and payables to related parties

	June 30, 2019	December 31, 2018
Current Asset
Corporate operation / Agreements
Raízen Energia S.A. (i)	42,331	38,205
Aguassanta Participações S.A.	216	29
Raízen Combustíveis S.A. (i)	8,004	6,263
Other	1,291	183

	51,842	44,680
Non-current assets
Preferred shares
Raízen Energia S.A. (i)	37,592	37,470
Raízen Combustíveis S.A.	31,193	27,523

	68,785	64,993

Financial operations
Rezende Barbosa (ii)	21,144	23,144
Other	168	2,253

	21,312	25,397

	90,097	90,390

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	June 30, 2019	December 31, 2018
Current liabilities
Corporate operations / agreements
Raízen Energia S.A. (i)	242,954	215,582
Raízen Combustíveis S.A. (i)	148,736	136,779
Aguassanta Participações S.A.	131	—
Other	529	3,610

	392,350	355,971

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

(ii)	The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries in 2009. These receivables are secured by Cosan S.A. shares.

b)	Related party transactions

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Product sales
Raízen Energia S.A.	68,954	176,758	89,006	174,287
Raízen Combustíveis S.A	56,125	105,909	40,794	79,364
Other	2,265	6,204	—	—

	127,344	288,871	129,800	253,651
Purchase of goods / inputs
Raízen Energia S.A.	(2,204)	(2,400)	(119)	(186)
Raízen Combustíveis S.A	(300,038)	(578,372)	(302,968)	(555,419)
Other	(256)	(256)	—	—

	(302,498)	(581,028)	(303,087)	(555,605)
Shared income (expense)
Raízen Energia S.A.	(17,992)	(37,026)	(17,964)	(36,490)
	(17,992)	(37,026)	(17,964)	(36,490)
Financial result
Usina Santa Luiza	—	(41)	(60)	(119)
Raízen Energia S.A.	—	—	2,481	4,449
Raízen Combustíveis S.A	1,392	2,760	—	—
Other	(101)	(130)	19	101

	1,291	2,589	2,440	4,431

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

c)	Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Short-term benefits to officers and directors	29,017	52,290	18,335	34,484
Post-employment benefits	307	476	91	162
Other long-term benefits	547	547	35	70
Benefits from termination of employment contract	1,193	1,193	677	677
Stock option expense	5,224	7,758	2,559	13,914

	36,288	62,264	21,697	49,307

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.5	Loans, borrowings and debentures

	Interest
Description	Index	Annual interest rate	June 30, 2019	December 31, 2018	Maturity	Objective
With guarantee
BNDES	URTJLP	8.49%	2,479,693	2,584,347	Dec-29	Expansion project
	Fixed	5.34%	942,970	1,055,281	Feb-25	Expansion project
	TJ462	9.08%	231,170	316,854	Oct-20	Investment
	Selic	8.32%	114,396	152,562	Oct-20	Investment
	Selic	8.49%	58,496	63,852	Jun-23	Investment
	TJLP	9.06%	96,041	107,731	Jun-23	Investment
	Selic	13.65%	2,332	3,930	Sep-20	Expansion project
	Fixed	4.61%	4,060	2,261	Jan-24	Expansion project
	IPCA	11.69%	2,350	2,211	Nov-21	Expansion project
Export credit agreemenmt (ECA)	Euribor + 0.58%	0.58%	73,750	—	Sep-26	Investment
EIB	U.S.$	3.88%	60,049	89,003	Jun-20	Investment
	U.S.$	2.94%	42,041	54,508	Sep-20	Investment
	U.S.$ + LIBOR	3.43%	91,568	115,581	May-21	Investment
	U.S.$ + LIBOR	3.29%	108,169	130,402	Sep-21	Investment
FINEP	Fixed	5.00%	93,404	93,309	Nov-22	Investment

			4,400,489	4,771,832

Without guarantee
Foreign loans	GBP + Libor	4.37%	367,472	363,250	Dec-22	Aquisition
	GBP + Libor	2.46%	210,701	199,794	Nov-20	Aquisition
	126% of CDI	8.13%	—	514,817	Dec-23	Exportation
	CDI + 0.80%	7.25%	506,745	—	Dec-23	Exportation
	125% of CDI	8.06%	—	646,024	Dec-23	Exportation
Perpetual Notes	U.S.$	8.25%	1,940,251	1,961,819	Nov-40	Aquisition
Resolution 4131	U.S.$	4.79%	29,488	39,738	Oct-20	Working capital
	U.S.$ + Libor	3.65%	155,233	156,387	Feb-20	Working capital
	U.S.$	3.67%	302,547	292,172	May-23	Working capital
	U.S.$	4.34%	39,504	41,033	Dec-20	Working capital
	U.S.$	3.27%	208,980	209,987	Nov-22	Working capital
Senior Notes Due 2023	U.S.$	5.00%	421,705	409,590	Mar-23	Aquisition
Senior Notes Due 2027	U.S.$	7.00%	3,116,974	2,977,721	Jan-27	Aquisition
Senior Notes Due 2024	U.S.$	7.38%	3,176,708	3,061,566	Feb-24	Aquisition
Senior Notes Due 2024	U.S.$	5.95%	2,073,907	2,022,793	Sep-24	Aquisition
Senior Notes Due 2025	U.S.$	5.88%	2,089,708	1,997,394	Jan-25	Aquisition
Commercial banks	Fixed U.S.$	0.00%	7,664	15,499	Jun-20	Working capital
Working capital	120.25% of CDI	7.74%	31,971	30,828	Aug-20	Working capital
	124.60% of CDI	8.04%	15,415	—	Feb-20	Working capital
	125% of CDI	8.06%	5,019	5,018	Dec-19	Working capital
	122% of CDI	7.86%	—	15,402	Apr-20	Working capital
Bank overdrafts	125.5% of CDI	8.10%	461	—	Aug-19	Working capital
Prepayment	U.S.$+Libor	3.94%	3,863	11,706	Apr-20	Working capital
Debentures	IGPM + 6,10%	12.93%	235,692	228,010	May-28	Working capital
	IPCA + 5.57%	9.60%	211,143	203,613	Sep-20	Working capital
	IPCA + 7.14%	11.23%	324,243	305,894	Dec-20	Working capital
	IPCA + 7.48%	11.59%	291,959	275,014	Dec-22	Working capital
	IPCA + 7.36%	11.46%	96,187	90,656	Dec-25	Working capital
	IPCA + 5.87%	9.91%	844,206	767,638	Dec-23	Working capital
	IPCA + 4.33%	8.32%	433,998	414,583	Oct-24	Working capital
	IPCA + 4.68%	8.68%	544,835	—	Feb-26	Working capital
	IPCA + 4.50%	8.49%	626,063	—	Feb-29	Working capital
	106 % of CDI	6.80%	1,729,733	—	Feb-21	Aquisition
	128 % of CDI	8.26%	—	501,064	Dec-25	Working capital
	CDI + 0.90%	7.36%	43,540	43,471	Sep-19	Working capital

			20,085,915	17,802,481

Total			24,486,404	22,574,313

Current			2,982,702	2,115,305

Non-current			21,503,702	20,459,008

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Non-current borrowings are scheduled to fall due as follows:

	June 30, 2019	December 31, 2018
13 to 24 months	2,833,600	2,113,502
25 to 36 months	1,069,653	1,310,790
37 to 48 months	1,640,983	1,201,227
49 to 60 months	4,552,546	2,429,146
61 to 72 months	4,961,468	5,783,465
73 to 84 months	423,264	2,332,961
85 to 96 months	3,423,446	475,964
Thereafter	2,598,742	4,811,953

	21,503,702	20,459,008

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	June 30, 2019	December 31, 2018
Reais (R$)	9,966,122	8,424,373
Dollar (U.S.$)	13,868,359	13,586,897
Pound (GBP)	578,173	563,043
Euro (€)	73,750	—

	24,486,404	22,574,313

At June 30, 2019, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 5.9). For the 5th Issuance of debentures denominated in R$ of the Comgás subsidiary, a derivative operation was carried out in which its future cash flow was protected, and the IPCA interest rate risk was changed by percentage of the CDI.

Below are the movements that occurred for the period ended June 30, 2019:

At December 31, 2018	22,574,313
Raised	3,020,332
Amortization of principal on loans, borrowings and debentures	(1,809,575)
Payment of interest on loans, borrowings and debentures	(618,364)
Interest, exchange rate and fair value	1,319,698

At June 30, 2019	24,486,404

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

a)	Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On June 30, 2019, the balance of bank guarantees contracted was R$783,993 and R$2,217,994 with an average cost of 0.98% p.a. and 1.30% p.a., respectively (R$1,195,048 and R$2,475,175 as of December 31, 2018).

b)	Available credit line

As of June 30, 2019, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$1,935,490 (R$ 2,108,824 on December 31, 2018).

As of June 30, 2019, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$501,000 (R$ 501,000 on December 31, 2018).

The use of these credit lines is subject to certain contractual conditions.

c)	Financial Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 3ª Issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.41
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.19
Debenture 4ª Issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.41
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.19
Debenture 5ª Issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.41
Debenture 6ª Issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.41
Debenture 7ª Issue—Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.41
Senior Notes Due 2024 – Cosan Limited	Pro forma(i) / EBITDA not higher than or equal to 3.5	2.3
Senior Notes Due 2024 – Rumo	Net debt / EBITDA not higher than or equal to 4.0	2.2
Senior Notes Due 2025—Rumo	Net debt / EBITDA not higher than or equal to 4.0	2.2
Senior Notes 2027—Cosan	Net debt (i)|(ii) / EBITDA not higher than or equal to 3.5	2.1
BNDES—Rumo	Net Financial Debt / EBITDA not higher than or equal 4.0x in December 2018	2.06
BNDES—Rumo	EBITDA / Consolidated Financial Result not higher than or equal 1.40x in December 2018	2.68
Debenture 2ª Issue—Cosan	Net debt / EBITDA not higher than or equal to 4.5	2.2

(i)	Net debt and EBITDA proforma, including joint ventures numbers.
(ii)	The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

For the other loans, borrowings and debentures of the Company there are no financial clauses.

As at June 30, 2019, the Company and its subsidiaries were in compliance with all debt financial covenants.

d)	Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 21.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.6	Leases

Leases liabilities as at June 30, 2019 and its related movements for the period ended are as follows:

	Finance	Operational	Total
At January 1, 2019	553,350	—	553,350
Initial recognition of IFRS 16	—	1,480,323	1,480,323
Recognition of interest	48,122	75,755	123,877
Transfer of liabilities	—	(57,019)	(57,019)
Payment of principal	(72,184)	(36,037)	(108,221)
Payment of interest	(39,929)	(45,326)	(85,255)
Contracts moneraty correction	—	22,311	22,311

At June 30, 2019	489,359	1,440,007	1,929,366
Current	107,063	91,474	198,537
Non-Current	382,296	1,348,533	1,730,829

	489,359	1,440,007	1,929,366

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as general market price index, or IGP-M, and Brazilian consumer price index, or IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options.

5.7	Trade payables

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	June 30, 2019	December 31, 2018
Natural gas suppliers	846,421	838,105
Materials and service suppliers	1,186,100	1,073,227
Other	13,730	12,588

	2,046,251	1,923,920

5.8	Derivative financial instruments

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Exchange rate derivatives
Forward agreements	—	907,832	—	1,719
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,756,912	2,114,926	625,272	394,497
Swap agreements (exchange and interest rate)	12,277,849	11,896,908	2,548,690	2,126,927

	15,034,761	14,011,834	3,173,962	2,521,424
Total financial instruments			3,173,962	2,523,143

Assets			3,218,358	2,548,857

Liabilities			(44,396)	(25,714)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt (i)	Derivative (ii)	Total
At December 31, 2018	(8,464,516)	1,344,589	(7,119,927)
Interest amortization	232,392	11,675	244,067
Fair value	(546,775)	392,798	(153,977)

At June 30, 2019	(8,778,899)	1,749,062	(7,029,837)

(i)	Loans, borrowings and debentures (Note 5.5)
(ii)	Derivate financial instruments

5.9 Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	June 30, 2019	December 31, 2018
Senior Notes 2023	Cosan S.A.	101.08%	96.86%
Senior Notes 2024	Rumo Luxembourg	108.20%	104.27%
Senior Notes 2024	Cosan Limited	104,64%	98.55%
Senior Notes 2025	Rumo Luxembourg	106.09%	94.94%
Senior Notes 2027	Cosan S.A.	109.17%	101.15%
Perpetual Notes	Cosan S.A.	103.40%	101.21%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		June 30, 2019			December 31, 2018
	Note	June 30, 2019	December 31, 2018	Level 1	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	1.764.038	1.600.590		1.764.038	—	1.600.590	—
Marketable securities	5.2	2.204.385	4.202.835		2.204.385	—	4.202.835	—
Consideration asset (i)	5	142.654	—	13.670	—	128.984	—	—
Derivate financial instruments	5.8	3.218.358	2.548.857		3.218.358	—	2.548.857	—

Total		7.329.435	8.352.282	13.670	7.186.781	128.984	8.352.282	—

Liabilities
Loans, borrowings and debentures	5.5	(14.242.112)	(12.569.126)		(14.242.112)	—	(12.569.126)	—
Contingent consideration payable (ii)	5	(77.400)	(64.969)		—	(77.400)	—	(64.969)
Derivative financial instruments	5.8	(44.396)	(25.714)		(44.396)	—	(25.714)	—

Total		(14.363.908)	(12.659.809)	—	(14.286.508)	(77.400)	(12.594.840)	(64.969)

(i)

The consideration asset considers the Company ability to reach the Moove budget EBTIDA for the fiscal years of 2018 and 2019. Also, considering that EBTIDA of fiscal year 2018 was reached and the current fiscal year 2019 budget EBTIDA is expected to be reached, we determined the fair value as the fully consideration receivable and recognized it as an asset.

(ii)

The valuation of the contingent consideration payable considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk.

6	Other current tax receivables

	June 30, 2019	December 31, 2018
COFINS—Revenue tax (i)	711,374	646,135
ICMS—State VAT	606,571	575,494
ICMS CIAP—State VAT	157,796	183,845
PIS—Revenue tax (i)	163,328	169,460
Credit installment	40,261	40,261
Other	49,231	32,496

	1,728,561	1,647,691
Current	900,110	796,199

Non-Current	828,451	851,492

(i)

The Company was res judicata in its lawsuit ruling the exclusion of ICMS on the basis of PIS and COFINS on June 7, 2019, retroacting to 2003 and due to the decision, the amount of R$ 54,232 was recognized, being R$ 24,512 in other revenues and R$ 29,720 in the financial result.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

7	Inventories

	June 30, 2019	December 31, 2018
Finished goods	458,306	389,896
Raw material for construction process	46,541	45,397
Fuels and lubricants	5,551	6,224
Spare parts and accessories	240,562	224,005
Warehouse and others	57,750	50,768

	808,710	716,290

8	Investments in associates

8.1	Investments in subsidiaries and associates

Cosan’s subsidiaries are listed below:

	June 30, 2019	December 31, 2018
Directly owned subsidiaries
Cosan Logística S.A.	73.46%	72.50%
Cosan S.A.	60.25%	60.25%
Interest of Cosan S.A. in its subsidiaries
Comgás	99.10%	80.12%
Cosan Lubes Investments Limited	70.00%	100.00%
Cosan Biomassa S.A. (i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (i)	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	100.00%	100.00%
Rumo S.A.	1.71%	1.71%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge	100.00%	100.00%
TTA	75.00%	75.00%
Cosan Lubrificantes S.R.L.	100.00%	100.00%
LubrigrupoII	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	June 30, 2019	December 31, 2018
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	0.00%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%

(i)

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$205,859 as of June 30, 2019, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.

Set out below are the associates as at June 30, 2019 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	6,936,167	50.77%	5.00%
Novvi Limited Liability Company	1,259,725	169,429	13.45%	13.45%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Increase/ reduction of capital	Other	At June 30, 2019	Interest in earnings (losses) of associates in June 30, 2018
Tellus Brasil Participações S.A.	101,109	1,999	—	—	(2,048)	—	—	101,060	1,670
Novvi Limited Liability Company	13,449	969	—	(136)	—	—	—	14,282	4,204
Janus Brasil Participações S.A.	93,821	1,828	—	—	(1,530)	26,045	—	120,164	3,873
Radar Propriedades Agrícolas S.A	59,584	190	—	63	—	—	—	59,837	613
Radar II Propriedades Agrícolas S.A	32,236	733	—	13	(199)	—	—	32,783	441
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	—	—	(457)
Other	49,111	3,778	—	—	—	—	(7,489)	45,400	5,294

	378,519	(19,712)	—	(60)	(3,777)	26,045	(7,489)	373,526	15,638

8.2 Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Comgás	132,520,587	1,187,826	0.90%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
Cosan Lubes Investment	34,963,764	10,489,129	30.00%
Cosan S.A.	398,904,353	156,000,696	39.11%
Cosan Logística S.A.	463,224,241	122,660,097	26.48%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted by Company—Note 3.1	Other	At June 30, 2019	Interest in earnings (losses) of associates in June 30, 2018
Cosan S.A.	3,765,964	296,808	(384,262)	(76,648)	—	—	1,904	3,603,766	111,248
Cosan Logística S.A.	630,333	15,323	(21,604)	16	—	(37,374)	345	587,039	(7,396)
Comgás (i)	987,358	33,808	(970,265)	—	—	—	104	51,005	51,052
Cosan Lubes Investment (ii)	—	24,977	437,078	(11,341)	—	—	—	450,714	—
Rumo S.A.	5,929,151	153,650	—	(233)	(2,684)	(340,050)	3,234	5,743,068	(65,543)
Logispot Armazéns Agrícolas S.A.	34,656	10	—	—	—	—	—	34,666	(290)
Other	7,491	13,899	—	423	(3,763)	—	—	18,050	4,562

	11,354,953	538,475	(939,053)	(87,783)	(6,447)	(377,424)	5,587	10,488,308	93,633

Corporate transactions during the period ended June 30, 2019.

(i)

In the period ended June 30, 2019, the subsidiary Cosan S.A. concluded the public offerings (Voluntary Tender Offer) for the acquisition of outstanding preferred shares and common shares issued by Comgás. The Company disbursed R$ 2,063,210 and recognized goodwill on capital transactions of R$ 1,091,753, recorded in the Company’s shareholders’ equity. This transaction also generated a loss of R$ 970,265 for non-controlling interest.

(ii)

As disclosed in Note 1, an investment agreement was entered into between CLI and CVC, in which an amount of R$562,000 was made through the issuance of new common shares representing approximately 30% of Moove’s capital stock. Of this total, Moove received R$434,000, in addition to an amount related to a fair value of approximately R$128,000 until 2021, once the targets agreed upon in the agreement were met, without any change in the ownership interest. The effect of the change of participation recognized by the Company was R$124,905, consisting of the loss of participation with the entry of a new investor in the amount of R$268,495 and the capital contribution in its new proportion of participation, in the amount of R$393,400.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

9	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%
Interest in earnings of joint ventures as at June 30, 2018	243,276	104,837	348,113
At January 1, 2019	3,104,613	4,973,294	8,077,907

Interest in earnings of joint ventures (i)	425,897	(63,654)	362,243
Other comprehensive (losses) income	(69,408)	(99,686)	(169,094)
Interest on capital	(43,500)	—	(43,500)
Dividends	(356,897)	(290,253)	(647,150)

At June 30, 2019	3,060,705	4,519,701	7,580,406

(i)	Includes amount of R$30,040, related to the effect of the adoption of IFRS 16 by the jointly-controlled subsidiaries, as described in Note 3.1.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

At June 30, 2019, the Company was in compliance with the covenants of the agreements governing the Joint Ventures.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

10	Property, plant and equipment, intangible assets, goodwill and right-of-use assets

10.1	Property, plant and equipment

a)	Reconciliation of carrying amount

	Consolidated
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779
Transfers to right-of-use assets	(130,000)	(2,538)	(1,244,787)	—	—	—	(1,377,325)

At January 1, 2019	1,113,427	1,043,032	5,263,961	6,127,139	1,054,128	400,767	15,002,454
Additions	125	1,321	28,010	40	952,938	1,861	984,295
Disposals	(1,169)	(8,199)	(86,595)	—	(1,318)	(15,160)	(112,441)
Transfers	67,241	147,239	455,853	396,746	(955,860)	4,749	115,968
Effect of exchange rate fluctuations	(1,072)	(1,509)	—	—	284	(1,226)	(3,523)

At June 30, 2019	1,178,552	1,181,884	5,661,229	6,523,925	1,050,172	390,991	15,986,753

Depreciation
At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)
Transfers to right-of-use assets	50,450	2,532	462,748	—	—	—	515,730

At January 1, 2019	(300,711)	(440,677)	(1,280,966)	(1,406,964)	(10,842)	(6,067)	(3,446,227)
Additions	(35,331)	(64,838)	(309,528)	(317,170)	—	(14,533)	(741,400)
Disposals	131	8,030	85,955	—	—	10,578	104,694
Transfers	(443)	(935)	(60,461)	652	—	8,083	(53,104)
Effect of exchange rate fluctuations	239	688	—	—	—	643	1,570

At June 30, 2019	(336,115)	(497,732)	(1,565,000)	(1,723,482)	(10,842)	(1,296)	(4,134,467)

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

At June 30, 2019	842,437	684,152	4,096,229	4,800,443	1,039,330	389,695	11,852,286

(i)	On June 30, 2019 and December 31, 2018, wagons and locomotives in the amount of R$745,203 were placed on bail to guarantee bank loans (Note 5.5).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

10.2	Intangible assets and goodwill

	Consolidated
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2018	883,234	17,510,303	435,624	37,877	742,863	491,769	20,101,670
Additions	96	—	—	—	38,830	3,759	42,685
Disposals	—	(31,997)	—	—	(121)	—	(32,118)
Transfers	813	231,200	171	—	(5,730)	12,812	239,266
Effect of exchange rate fluctuations	(3,402)	—	—	(712)	(6,062)	(981)	(11,157)

At June 30, 2019	880,741	17,709,506	435,795	37,165	769,780	507,359	20,340,346

Amortization
At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)
Additions	—	(256,461)	(5,878)	—	(52,625)	(13,420)	(328,384)
Disposals	—	18,734	—	—	89	—	18,823
Transfers	—	(3)	—	—	(81)	11	(73)
Effect of exchange rate fluctuations	—	—	—	—	1,773	(180)	1,593

At June 30, 2019	—	(2,621,553)	(230,234)	—	(365,463)	(219,926)	(3,437,176)

At December 31, 2018	883,234	15,126,480	211,268	37,877	428,244	285,432	16,972,535

At June 30, 2019	880,741	15,087,953	205,561	37,165	404,317	287,433	16,903,170

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the period ended June 30, 2019, R$7,886 was capitalized at an average rate of 8.99% p.a. (R$4,400 and 7.51 % p.a. on June 30, 2018).

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization %	June 30, 2019	December 31, 2018
Comgás (i)	Concession term	8,029,337	8,007,412
Rumo (ii)	Concession term	7,058,616	7,119,068

		15,087,953	15,126,480
Operating license for port terminal (iii)	3.70%	205,561	211,268
Trademarks:
Comma	Undefined	37,165	37,877

		37,165	37,877
Customers relationship:
Comgás	20.00%	145,345	149,890
Moove	6.00%	258,972	278,354

		404,317	428,244
Other
Software license	20.00%	171,489	168,892
Other		115,944	116,540

		287,433	285,432
Total		16,022,429	16,089,301

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo S.A., from the business combinations.

c)	Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During the period ended June 30, 2019, no impairment indicators were identified that would require the review of the last test performed at December 31, 2018.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

10.3	Right-of-use assets

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
Initial recognition of IFRS 16	109,255	8,888	41,884	66,931	13,085	792,615	1,032,658
Transfers from property, plant and equipment and other assets (i)	130,000	2,538	1,244,787	—	—	50,168	1,427,493

At January 1, 2019	239,255	11,426	1,286,671	66,931	13,085	842,783	2,460,151
Additions—monetary correction	4	(5)	321	—	525	6,038	6,883
Contract remeasurement	(4,014)	(956)	—	—	—	—	(4,970)
Transfers	—	(2,538)	(138,288)	—	—	1,565	(139,261)
Currency translation adjustments	(334)	—	—	—	—	—	(334)

At June 30, 2019	234,911	7,927	1,148,704	66,931	13,610	850,386	2,322,469

Amortization:
Transfers from property, plant and equipment (i)	(50,450)	(2,532)	(462,748)	—	—	—	(515,730)
Impairment (ii)	—	—	—	—	—	(131,541)	(131,541)

At January 1, 2019	(50,450)	(2,532)	(462,748)	—	—	(131,541)	(647,271)

Additions	(9,266)	(1,939)	(4,456)	(3,199)	(3,142)	(39,115)	(61,117)
Transfers	(2,411)	2,532	60,572	—	—	—	60,693
Currency translation adjustments	54	—	—	—	—	—	54

At June 30, 2019	(62,073)	(1,939)	(406,632)	(3,199)	(3,142)	(170,656)	(647,641)

At January 1, 2019	188,805	8,894	823,923	66,931	13,085	711,242	1,812,880

At June 30, 2019	172,838	5,988	742,072	63,732	10,468	679,730	1,674,828

(i)

The amount of transfers refers to transfers of finance leases previously recorded under property, plant and equipment, as shown in Property, plant and equipment (accumulated cost and depreciation). The cost also includes R$ 50,167 related to advances made at the beginning of the concession, the unappropriated amount of which was presented under other assets.

(ii)

During year ended December 31, 2018, Malha Oeste, a Rumo subsidiary, recognized impairment on its long lived assets. As result of initial recognition of IFRS 16, Malha Oeste also recognized impairment on its related right-of-use assets.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

11	Concession payables

	June 30, 2019			December 31, 2018
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	—	36,915	36,915	60,761
Rumo Malha Paulista	—	19,998	19,998	45,892

	—	56,913	56,913	106,653
Court discussion
Rumo Malha Paulista	1,787,101	—	1,787,101	1,695,770
Rumo Malha Oeste	1,380,223	84,610	1,464,833	1,406,145

	3,167,324	84,610	3,251,934	3,101,915
Total	3,167,324	141,523	3,308,847	3,208,568

Current			9,530	28,797

Non-current			3,299,317	3,179,771

Judicial deposits at June 30, 2019 and December 31, 2018 concerning the above claims totaled:

	June 30, 2019	December 31, 2018
Rumo Malha Paulista	119,806	119,806
Rumo Malha Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

12	Other taxes payable

	June 30, 2019	December 31, 2018
Tax amnesty and refinancing program—Refis	218,346	216,984
ICMS – State VAT	204,774	96,793
COFINS—Revenue tax	71,776	47,017
PIS—Revenue tax	15,061	7,654
ISS—Service tax	4,189	4,666
IOF—Financial tax	667	1,318
INSS—Social security	7,069	7,337
Other	19,679	18,417

	541,561	400,186

Current	383,046	245,587

Non-Current	158,515	154,599

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

13	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Profit before taxes	798,039	1,275,757	(18,485)	305,354
Income tax and social contribution nominal rate (34%)	(271,333)	(433,756)	6,285	(103,820)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	22,269	116,461	23,426	123,675
Differences in tax rates on earnings / losses of overseas companies	(27,159)	(38,656)	34,771	(599)
Granted income tax incentive	44,129	72,103	(16,117)	(11,287)
Share-based payment transactions	(276)	(553)	(888)	(1,923)
Interest on shareholders’ equity	(6,800)	(14,790)	(8,160)	(13,430)
Non-deductible expenses (donations, gifts, etc.)	(3,029)	(7,686)	(3,435)	(4,646)
Tax losses not recorded (i)	(28,964)	(68,377)	(28,133)	(67,383)
Goodwill amortization effect	317	635	464	927
Tax effects of discounts granted —PERT	—	—	—	110
Other	13,470	35,954	(7,895)	(4,358)

Income tax and social contribution benefit (expense)—current and deferred	(257,376)	(338,665)	318	(82,734)

Effective rate—%	32.25	26.55	1.72	27.09

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	June 30, 2019	December 31, 2018
Assets credit of:
Income tax loss carry forwards	2,241,592	2,190,068
Social contribution tax loss carry forwards	820,632	801,866
Temporary differences
Foreign exchange—Loans and borrowings	745,715	789,220
Legal proceedings provision	476,000	396,577
Impairment provision	223,810	241,083
Provisions for employee benefits	189,666	175,178
Allowance for doubtful accounts	24,050	30,327
Regulatory asset (liability)	56,736	59,597
Impairment of tax credit	76,309	74,900
Share-based payment transactions	7,146	5,246
Profit sharing	36,385	51,601
Interest on preferred shareholders payable in subsidiaries	133,605	155,562
Property, plant and equipment—useful life review	339,998	277,925
Temporary differences	178,120	208,104
Other	56,590	67,991

Total	5,606,354	5,525,245
(-) Deferred taxes assets not recognized	(2,297,350)	(2,104,742)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	44,164	63,574
Tax deductible goodwill	(390,249)	(389,679)
Lease	(43,299)	(228,055)
Concession contract	(6,449)	(6,745)
Unrealized gains on derivatives instruments	(805,260)	(664,841)
Fair value option in loans	169,308	57,298
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,705,084)	(3,725,546)
Other	116,853	56,201

Total	(5,755,052)	(5,972,829)

Total of deferred taxes recorded	(2,446,048)	(2,552,326)

Deferred income tax—Assets	1,665,535	1,540,693

Deferred income tax—Liabilities	(4,111,583)	(4,093,019)

c)	Changes in deferred income tax

At December 31, 2018	(2,552,326)
Recorded through profit and loss	66,814
Initial recognition of IFRS 16 (i)	41,709
Other	(2,245)

At June 30, 2019	(2,446,048)

(i)	Refers to deferred tax assets effects on impairment of right-use-assets of Rumo, as result of first time adoption of IFRS 16, disclosed in Note 3.1.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

The Company expects to realize the full deferred tax on tax losses and social contribution.

14	Provision for legal proceedings

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at June 30, 2019 and December 31, 2018 in respect of:

	Provision for legal proceedings		Judicial deposit
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Tax	589,619	534,131	482,912	460,484
Civil, environmental and regulatory	386,627	362,725	214,911	199,526
Labor	462,966	466,312	235,032	218,797

	1,439,212	1,363,168	932,855	878,807

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2018	534,131	362,725	466,312	1,363,168
Provisions	30,808	17,678	46,830	95,316
Settlement / Write-offs	(12,589)	(38,025)	(66,667)	(117,281)
Monetary variation (i)	37,269	44,249	16,491	98,009

At June 30, 2019	589,619	386,627	462,966	1,439,212

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	June 30, 2019	December 31, 2018
Compensation with FINSOCIAL	290,213	286,929
INSS—Social security	95,521	80,134
State VAT—ICMS credit	95,734	72,941
PIS and COFINS	2,159	171
IPI—Excise tax credit—NT (i)	53,109	28,931
Federal income taxes	1,771	1,589
Other	51,112	63,436

	589,619	534,131

(i)

During the period ended June 30, 2019, the Company recorded provision for lawsuits IPI Seletividade, related to period from November 1992 to December 1995, judged by the Brazilian Federal Supreme Court (“STF”), using the General Repercussion method (RE n ° 592,145, item 080), in the amount of R$53,109, with unfavorable scenario for the Company.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties of a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

Labor claims: Cosan and its subsidiaries are also parties of a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	June 30, 2019	December 31, 2018
Civil	3,578,433	3,258,113
Labor	990,539	990,913
Regulatory	801,041	699,301
Environmental	486,895	460,911

	5,856,908	5,409,238

	June 30, 2019	December 31, 2018
ICMS—State VAT (v)	2,875,050	2,684,248
Federal income taxes	3,567,468	3,372,743
IRRF—Withholding tax	1,014,969	982,134
PIS and COFINS—Revenue taxes (vi)	1,474,379	1,408,519
INSS—Social security and other	218,310	260,712
Goodwill Rumo	538,355	529,788
IPI—Excise tax credit—NT (iii)	439,000	490,500
Penalties related to tax positions (ii)	474,127	449,039
MP 470—Tax installments	301,546	297,902
Foreign financial operation (iv)	28,277	290,220
Compensation with IPI—IN 67/98	135,792	134,642
Stock option	69,065	67,991
Financial transactions tax on loan	53,194	52,585
Social security contributions	2,691	4,121
Compensation credit award	43,979	43,121
Other	455,699	417,598

	11,691,901	11,485,863

(ii)	The addition refers to a supplement to the isolated fine imposed due to the non-approval of the claims claimed.
(iii)

The reduction in IPI amounts, classified as possible losses, during the period ended June 30, 2019, is related to the decision to provide the lawsuits over the same period, as described above in section “a) Probable losses—Tax”.

(iv)	Reversal of definitive successes in administrative proceedings.
(v)	The addition mainly refers to new assessments for alleged misuse of ICMS credit on invoices for the provision of rail freight services for export at the subsidiary Cosan Logística.
(vi)

The additions refer mainly to the reevaluation of lawsuits related to assessments for alleged non-taxation by PIS and COFINS of traffic revenues and right of way billed at the subsidiary Cosan Logística.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

15	Shareholders’ equity

a)	Share capital

At June 30, 2019, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A common shares	%	Class B common shares	%
Controlling group	19,514,418	13.73%	96,332,044	100.00%
Renaissance Technologies LLC	1,549,696	1.09%	—	—
M&G Investment Management Limited	3,222,113	2.27%	—	—
Eastspring Investments (Singapore) Limited	3,805,730	2.68%	—	—
Free Float	107,500,108	75.64%	—	—

Total shares outstanding	135,592,065	95.41%	96,332,044	100.00%

Treasury shares	6,523,469	4.59%	—	—
Total	142,115,534	100.00%	96,332,044	100.00%

b)	Treasury shares

The Company holds 6,523,469 Class A treasury shares as of June 30, 2019 (26,011,673 of December 31,2018) with a market value of US$11.59 per share as of June 30, 2019 (US$8.80 per share as of December 31, 2018). This reduction refers to the cancellation of 9,000,000 shares, as disclosed in note 1 and the exercise of 1,476,531 relating to the Company’s share-based compensation program.

c)	Other comprehensive (loss) income

	December 31, 2018	Comprehensive (loss) income	June 30, 2019
Foreign currency translation effects	(533,917)	(52,246)	(586,163)
Loss on cash flow hedge in joint ventures	21,493	(151,920)	(130,427)
Actuarial loss on defined benefit plan	(99,246)	(2)	(99,248)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,085	75	1,160

Total	(595,585)	(204,093)	(799,678)

Attributable to:
Owners of the Company	(587,173)	(116,323)	(703,496)
Non-controlling interests	(8,412)	(87,770)	(96,182)

	December 31, 2017	Comprehensive (loss) income	June 30, 2018
Foreign currency translation effects	(372,343)	(220,023)	(592,366)
Gain on cash flow hedge in joint ventures	14,610	(83,954)	(69,344)
Actuarial loss on defined benefit plan	(44,937)	(1,042)	(45,979)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	53	894

Total	(386,829)	(304,966)	(691,795)

Attributable to:
Owners of the Company	(394,212)	(252,512)	(646,724)
Non-controlling interests	7,383	(52,454)	(45,071)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

16	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	April 1, 2019 to June 30, 2019		January 1, 2019 to June 30, 2019		April 1, 2018 to June 30, 2018		January 1, 2018 to June 30, 2018
Profit attributable from continued operation to ordinary equity holders for basic earnings		208,401		398,617		22,683		128,987
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(967)		(1,685)		124		(479)
Dilutive effect of put option		—		—		—		—

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		207,434		396,932		22,807		128,508
Basic number of shares outstanding – In thousands of shares		230,934		230,692		243,686		243,444
Effect of dilution:
Dilutive effect of stock option plan		8,964		9,206		10,440		10,682

Diluted number of shares outstanding – In thousands of shares		239,898		239,898		254,126		254,126
Basic earnings (loss) per share from:	R$	0.9024	R$	1.7279	R$	0.0931	R$	0.5298

	R$	0.9024	R$	1.7279	R$	0.0931	R$	0.5298
Diluted earnings (loss) per share from:	R$	0.8647	R$	1.6546	R$	0.0897	R$	0.5057

	R$	0.8647	R$	1.6546	R$	0.0897	R$	0.5057

The non-controlling interests of the indirect subsidiary Brado Logística S.A. (“Brado”) have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

17	Net sales

The following is an analysis of the Company’s revenue for the period from continuing operations:

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Gross revenue from sales of products and services	5,852,047	11,295,203	4,797,125	8,960,136
Construction revenue	182,114	342,050	96,177	185,670
Indirect taxes and deductions	(961,302)	(1,844,182)	(818,811)	(1,527,887)

Net sales	5,072,859	9,793,071	4,074,491	7,617,919

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
At a point in time
Gas distribution	2,144,345	4,031,099	1,410,060	2,678,880
Lubricants and basic oil	995,634	2,023,209	426,025	1,143,114
Other	12,034	25,702	468,069	531,529

	3,152,013	6,080,010	2,304,154	4,353,523
Over time				—
Transportation	1,654,735	3,223,160	71,902	131,798
Port elevation	74,005	140,526	1,484,365	2,717,843
Construction revenue	182,114	342,050	96,177	185,670
Other services	9,146	15,911	117,893	229,085

	1,920,000	3,721,647	1,770,337	3,264,396
Elimination	846	(8,586)	—	—

Total of net sales	5,072,859	9,793,071	4,074,491	7,617,919

18	Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Raw materials and consumables used (i)	(1,986,576)	(3,985,538)	(1,516,616)	(2,782,821)
Construction cost	(182,114)	(342,050)	(96,177)	(185,670)
Expenses with third-party services	(148,123)	(288,369)	(143,338)	(281,077)
Employee benefit expense	(408,708)	(783,663)	(339,049)	(657,712)
Selling expenses	(11,314)	(20,178)	(4,787)	(10,975)
Transportation expenses	(624,066)	(1,232,182)	(604,553)	(1,114,744)
Leases and concessions expenses	—	—	(55,078)	(106,764)
Leases expenses	—	—	(3,950)	(7,380)
Depreciation and amortization	(555,426)	(1,118,151)	(502,461)	(961,775)
Other	(111,620)	(249,650)	(131,174)	(259,364)

	(4,027,947)	(8,019,781)	(3,397,183)	(6,368,282)
Cost of sales	(3,477,346)	(6,946,673)	(2,913,297)	(5,425,976)
Selling	(267,905)	(531,927)	(247,532)	(492,601)
General and administrative	(282,696)	(541,181)	(236,354)	(449,705)

	(4,027,947)	(8,019,781)	(3,397,183)	(6,368,282)

(i)

The increase in raw material costs during the period ended June 30, 2019, refers to the increase in unit gas cost of Comgás segment operations added to the increase in Moove segment operations, production and distribution of lubricants, represented by the businesses of Cosan SRL, TTA, Lubrigrupoll and Metrolube.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

19	Other income (expenses), net

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Gain on litigation indemnification	—	50,284	—	—
Revenue from sale of scrap	5,264	14,498	12,378	25,325
Tax Extemporary credits	38,847	48,284	—	—
Gain (Loss) from port operations	1,003	2,476	—	—
Loss on disposal of non-current assets and intangibles	(2,140)	(7,212)	(124)	(869)
Impairment	—	—	—	—
Net effect of legal proceedings, recoverable and tax installments	(19,042)	(64,775)	(26,057)	(57,455)
Other	(20,548)	(45,239)	(7,056)	(10,521)

	3,384	(1,684)	(20,859)	(43,520)

20	Finance results, net

Details of finance income and costs are as follows:

	April 1, 2019 to June 30, 2019	January 1, 2019 to June 30, 2019	April 1, 2018 to June 30, 2018	January 1, 2018 to June 30, 2018
Cost of gross debt
Interest on debt	(417,356)	(782,230)	(413,311)	(846,803)
Monetary and exchange rate variation	169,260	97,481	(1,349,858)	(1,406,419)
Derivatives and fair value measurement	1,466	65,954	1,165,498	1,221,941
Amortization of borrowing costs	(9,533)	(23,846)	(25,870)	(35,845)
Finance and warranties on debt	(20,820)	(41,126)	(32,791)	(68,453)

	(276,983)	(683,767)	(656,332)	(1,135,579)
Income from financial investment and exchange rate in cash and cash equivalents	95,761	183,996	110,939	228,285

Cost of debt, net	(181,222)	(499,771)	(545,393)	(907,294)
Other charges and monetary variations
Interest on other receivables	79,499	101,505	16,587	63,601
Interest on other liabilities	(43,117)	(82,276)	(59,318)	(95,529)
Monetary variation on leases and concessions agreements	(49,780)	(98,391)	(47,337)	(92,567)
Monetary variation on leases	(89,261)	(137,527)	(20,176)	(72,495)
Advances on real state credits		—		(6,488)
Interest on shareholders’ equity	(925)	(925)	(444)	277
Interest on contingencies and contracts	(15,411)	(80,904)	(22,600)	(49,644)
Bank charges and other	(24,534)	(48,979)	(24,192)	(47,156)
Exchange variation	8,998	8,888	(35,680)	(57,219)

	(134,531)	(338,609)	(193,160)	(357,220)

Finance results, net	(315,753)	(838,380)	(738,553)	(1,264,514)

Reconciliation
Finance expense	(1,122,793)	(1,930,174)	(512,419)	(1,012,302)
Finance income	192,074	318,870	158,242	347,090
Foreign exchange (losses) gain, net	178,257	107,113	(1,391,779)	(1,467,735)
Derivatives	436,709	665,811	1,002,121	868,433

Finance results, net	(315,753)	(838,380)	(743,835)	(1,264,514)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

21	Financial risk management

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.	Foreign exchange risk

As at June 30, 2019 and December 31, 2018, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar (US$) and Euro (E$):

	June 30, 2019	December 31, 2018
Cash and cash equivalents	864,554	1,285,156
Trade receivables	29,423	51,734
Trade payables	(99,775)	(245,885)
Loans, borrowings and debentures	(13,942,110)	(13,480,808)
Leases	(69,245)	—
Contingent consideration payable	(77,400)	(64,969)
Derivative financial instruments (notional)	11,816,620	11,064,567

Foreign exchange exposure, net	(1,477,933)	(1,390,205)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. Dollar and Euro (E$) at June 30, 2019 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar and Euro (E$) exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency Fluctuation	(11,775)	213,195	426,389	(213,195)	(426,389)
Trade receivables	Currency Fluctuation	(402)	7,255	14,510	(7,255)	(14,510)
Trade payables	Currency Fluctuation	1,359	(24,604)	(49,208)	24,604	49,208
Exchange rate derivatives	Currency Fluctuation	(177,962)	2,967,687	5,935,375	(2,967,687)	(5,935,375)
Loans, borrowings and debentures	Currency Fluctuation	178,774	(3,440,833)	(6,881,668)	3,440,833	6,881,668
Leases	Currency Fluctuation	(943)	17,076	34,151	(17,076)	(34,151)

Contingent consideration payable	Currency Fluctuation	1,055	(19,086)	(38,172)	19,086	38,172

Impacts on profit or loss		(9,894)	(279,310)	(558,623)	279,310	558,623

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$) and (R$/Euro)
		Scenario
	June 30, 2019	Probable	25%	50%	-25%	-50%
U.S.$	3.8322	3.7800	4.7250	5.6700	2.8350	1.8900
Euro	4.3587	4.3587	5.4484	6.5381	3.2690	2.1794

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	June 30, 2019
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	199,340	49,835	99,669	(49,835)	(99,669)
Marketable securities	127,122	31,781	63,462	(31,781)	(63,462)
Consideration asset	4,496	318	381	(191)	(127)
Restricted cash	11,894	2,974	5,947	(2,974)	(4,741)
Leases	(85,302)	(18,562)	(37,122)	18,562	6,697
Derivative financial instruments	205,793	(936,885)	(1,709,635)	1,042,263	2,125,128
Loans, borrowings and debentures	(1,004,546)	(135,855)	(253,410)	135,855	253,410

Impacts on profit or loss	(541,203)	(1,006,394)	(1,830,708)	1,111,899	2,246,455

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	5.65%	7.06%	8.48%	4.24%	2.83%
CDI	5.65%	7.06%	8.48%	4.24%	2.83%
TJLP462 (TJLP + 1% p.a.)	6.50%	7.88%	9.25%	5.13%	3.75%
TJLP	5.50%	6.88%	8.25%	4.13%	3.75%
IGPM	4.29%	5.36%	6.44%	3.22%	2.15%
IPCA	4.09%	5.11%	6.14%	3.07%	2.05%
Fed Funds	2.00%	2.50%	3.00%	1.50%	1.00%
Libor	1.78%	2.23%	2.67%	1.34%	0.89%

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	June 30, 2019	December 31, 2018
Cash and cash equivalents	5,002,763	3,621,798
Trade receivables	2,095,810	1,588,192
Marketable securities	2,204,385	4,202,835
Derivative financial instruments	3,218,358	2,548,857
Receivables from related parties	141,939	135,070
Dividends receivable	36,642	27,320
Restricted cash	167,820	115,124

	12,867,717	12,239,196

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	June 30, 2019	December 31, 2018
AAA	8,279,633	8,911,418
AA	2,312,832	1,577,196

	10,592,465	10,488,614

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	June 30, 2019					December 31, 2018
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,897,574)	(4,065,313)	(11,041,063)	(12,429,420)	(31,433,370)	(31,569,411)
Trade payables	(192)	—	—	—	(192)	(1,923,920)
Other financial liabilities	(299,049)	—	—	—	(299,049)	(455,702)
Tax installments—REFIS	(19,989)	(16,468)	(39,886)	(155,623)	(231,966)	(232,358)
Leases	(325,193)	(338,660)	(791,494)	(791,494)	(2,228,581)	(837,662)
Derivative financial instruments	(141,755)	136,187	1,200,872	2,348,150	3,543,454	3,453,882
Payables to related parties	(7,548)	—	—	—	(7,548)	(355,971)
Dividends payable	(9,530)	—	—	—	(9,530)	(187,415)

	(4,700,830)	(4,284,254)	(10,671,571)	(11,010,127)	(30,666,782)	(32,108,557)

22	Post-employment benefits

	June 30, 2019	December 31, 2018
Futura	79,278	75,298
Futura II	221	252
Comgás	513,359	504,320

	592,858	579,870

During the period ended June 30, 2019, the amount of sponsor contributions to the plans was R$19,949 (R$16,411 on June 30, 2018).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

23	Share-based payment

On May 21, 2019, the Board of Directors approved the replacement of the stock option plans to the stock-based compensation plan in subsidiary Cosan S.A., whose participants may opt for voluntary membership, 2,396,110 Company shares will be granted in replacement of the currently existing options and the fair value remeasured.

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

Type of award / Grant date	Company	Expected life (years)	Granted
Stock option programs
August 18, 2011—(A)	Cosan S.A.	1 to 7	4,825,000
August 18, 2011—(B)	Cosan S.A.	1 to 12	5,000,000
December 12, 2012—(C)	Cosan S.A.	1 to 7	700,000
April 24, 2013	Cosan S.A.	5 to 7	970,000
April 25, 2014	Cosan S.A.	5 to 7	960,000
August 31, 2015	Cosan S.A.	5 to 7	759,000

			13,214,000
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000
July 31, 2017	Cosan S.A.	5	298,107
July 31, 2018	Cosan S.A.	5	210,602
April 20, 2017	Comgás	5	61,300
August 12, 2017	Comgás	5	97,780
August 1, 2018	Comgás	5	96,787
August 18, 2017	Cosan Limited	5	2,053,632
October 1, 2015	Rumo S.A	5	1,485,900
January 2, 2017	Rumo S.A	5	1,476,000
September 1, 2017	Rumo S.A	5	870,900
August 1, 2018	Rumo S.A	5	1,149,544

			8,074,552
Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000

a)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total	Weighted- average exercise price
At December 31, 2018	5,029,000	5,695,601	10,724,601	33.77
Vested	(18,261)	(1,579,979)	(1,598,240)	—
Cancelled	(163,465)	(50,408)	(213,873)	—

At June 30, 2019	4,847,274	4,065,214	8,912,488	36.19

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended June 30, 2019 and 2018 was as follows:

	Stock option programs	Stock gran programs	Total
Period ended June 30, 2018	2,214	24,508	26,722

Period ended June 30, 2019	1,627	29,279	30,906

24	Subsequent events

24.1	Capital Reduction—Comgás

On July 1, 2019, at the Extraordinary General Meeting (EGM), a capital reduction of R$ 1,500,000 was approved with cash refund. The capital reduction will only be effective after the following conditions are met: (i) 60 days to object creditors’ opposition pursuant to corporate law; and (ii) debenture holders consent.

24.2	Private offering

On July 24, 2019 Company has priced a private offering of US$750,000 in aggregate principal amount of 5.500% notes due 2029. The offering closed on July 31, 2019.

24.3	Association between Raízen Combustíveis S.A. (Join Venture—Jointly controlled) and Femsa Comércio, S.A. de C.V.

On August 6, 2019 Raízen Combustíveis and its subsidiary Raízen Conveniências SA entered into a Share Purchase and Investment Agreement with Femsa, subject to approval by the Administrative Council for Economic Defense—CADE and compliance with certain suspensive conditions, which establishes the terms and conditions for the acquisition of a stake in Raízen Conveniências by Femsa, as well as the constitution of a joint venture in Brazil.

Femsa will become the owner of 50% of Raízen Conveinências’ capital stock, through the subscription of new shares and also the purchase of existing shares currently held by Raízen Combustíveis in the Company’s capital stock. It was considered an Enterprise Value of R $ 1,122,000, based on the acquisition of interest in a company free of any debt or cash.

The purpose of this transaction will be to expand the convenience store franchise business under the Shell Select brand and to develop the proximity store business outside the OXXO brand.

24.4	Norte-Sul Railway Sub-Concession Agreement

On July 24, 2019, the subsidiary Rumo Malha Central, a special purpose entity formed to operate the north-south railroad concession, paid R$ 145,239, representing 5% of the grant of the sub concession agreement.

On July 31, 2019, the subsidiary Rumo Malha Central and the Federal Government entered the Sub-Concession Agreement for the operation of the public rail freight service for a period of 30 years.

25	New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2019. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these interim consolidated financial statements.

25.1	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting standards issued or in force during the fiscal year had or should have a material impact on these interim consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer